Re: Asia Pacific Wire & Cable Corporation Limited Form 20-F for the Year Ended December 31, 2023 Filed April 29, 2024 File No. 001-14542 File No. 001-37928 Ladies and Gentlemen: On behalf of Asia Pacific Wire & Cable Corporation Limited (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) this response to the letter dated June 10, 2024 from Heather Clark and Melissa Gilmore the Staff Office of Manufacturing to Ivan Hsia the Company’s Chief Financial Officer (the “Comment Letter”), with respect to the Company’s above-captioned Form 20-F for the Fiscal Year Ended December 31, 2023 (the “Form 20-F”). The comment and response set forth below are keyed to the headings used in the Comment Letter. Comment: Financial Statements Notes to the Consolidated Financial Statements 27. Financial Risk Management Objectives 27(d) Capital management, page F-84 1. We refer to “net debt” and “gearing ratio.” Please tell us whether these measures are currently required to be disclosed by your home country or other applicable securities regulators. If these measures are not currently required to be disclosed by IFRS, Commission Rules, or regulatory requirements, it appears that they are non- IFRS measures as defined by Item 10(e)(2) in Regulation S-K. Therefore, please expand your disclosure in your future filings to explain how it was calculated, and provide reconciliation to the most directly comparable IFRS measure. Refer to General Instruction C(e) of Form 20-F. To the extent this is not required by IFRS, please revise to remove this apparent non-IFRS measure from your financial statement footnotes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K. Response to Comment: The Company respectfully advises the Staff that the Company will in future filings provide additional disclosure regarding the reference and definition of “net debt” and “gearing ratio”, please see the underlined text that follows below. “IAS 1.134-135 requires entities to make qualitative and quantitative disclosures regarding their objectives, policies, and processes for managing capital. The Company has disclosed its gearing ratio as this is the measure it uses to monitor capital. The Company considers both capital and net debt as relevant components of funding, and hence, part of its capital management. The gearing ratio indicates the current proportion of debt in the Company's capital structure. The Company has provided the definition of 'net debt' because this is relevant to understanding how it manages capital, and it is not defined in the IFRS Accounting Standard. Additionally, the Company has provided reconciliations between these measures and items represented in the consolidated financial statements.” 27(d) Capital management The primary objectives of our Company’s capital management are to safeguard our Company’s ability to continue as a going concern and maintain healthy capital ratios in order to support its business, maximize shareholders’ value and to maintain an optimal capital structure to reduce the cost of capital. Our Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risks characteristics of the underlying assets. To maintain or adjust the capital structure, our Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or conduct stock repurchase programs. Our Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2023 and 2022. In line with industry practices, our Company monitors capital on the basis of the following gearing ratio: Net debt (interest bearing loans and borrowings, trade and other payables, less cash and cash equivalents, as shown in the Consolidated Balance Sheets.) divided by Total equity (as shown in the Consolidated Balance Sheets) In addition, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at +886-2-27122558 or Paul Weber, our legal counsel, at +1(972)754- 8992. Sincerely, /s/ Ivan Hsia Ivan Hsia Chief Financial Officer